Exhibit 99.1

SOHU.COM REPORTS FOURTH QUARTER AND FISCAL YEAR 2020 UNAUDITED FINANCIAL RESULTS

BEIJING, February 4, 2020 –Sohu.com Limited (NASDAQ: SOHU), China’s leading online media, video, search and gaming business group, today reported unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

In view of the previously-announced Share Purchase Agreement between subsidiaries of Tencent Holdings Limited (“Tencent”) and the Company and its wholly-owned subsidiary Sohu.com (Search) Limited (“Sohu Search”) with respect to Sohu Search’s Sogou Inc. (“Sogou”) shares (the “Sogou Share Purchase”), the results of operations for Sogou have been excluded from the Company’s results from continuing operations in the Company’s condensed consolidated statements of operations and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Unless indicated otherwise, results presented in this release are related to continuing operations only.

Fourth Quarter Highlights

•	Total revenues were US$253 million[1], up 34% year-over-year and 60% quarter-over-quarter.

•	Brand advertising revenues were US$42 million, flat year-over-year and up 2% quarter-over-quarter.

•	Online game revenues were US$196 million, up 49% year-over-year and 94% quarter-over-quarter.

•

GAAP net income from continuing operations attributable to Sohu.com Limited was US$47 million, compared with a net loss of US$29 million in the fourth quarter of 2019 and a net loss of US$15 million in the third quarter of 2020.

•

Non-GAAP net income from continuing operations attributable to Sohu.com Limited was US$53 million, compared with a net loss of US$6 million in the fourth quarter of 2019 and a net loss of US$7 million in the third quarter of 2020.

Fiscal Year 2020 Highlights

•	Total revenues were US$750 million, up 11% compared with 2019.

•	Brand advertising revenues were US$147 million, down 16% compared with 2019.

•	Online game revenues were US$537 million, up 22% compared with 2019.

•

GAAP net loss from continuing operations attributable to Sohu.com Limited was US$55 million. Excluding the impact of an additional accrual of withholding income tax recognized by Changyou in the second quarter of 2020[2], GAAP net income attributable to Sohu.com Limited was US$33 million, compared with a net loss of US$157 million in 2019.

•

Excluding the impact of the additional accrual of withholding income tax described above, non-GAAP net income from continuing operations attributable to Sohu.com Limited was US$51 million, compared with a net loss of US$128 million in 2019.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “For the fourth quarter of 2020 and for the whole year, we faced significant challenges with the outbreak of the COVID-19 pandemic and the uncertain macroeconomic environment. However, with our continuing efforts to innovate products and technology, improve monetization efficiency and strictly control our budgets, we were able to return to profitability as we recorded net income of US$53 million this quarter, which greatly exceeded our previous guidance. For the whole year of 2020, excluding an additional accrual of withholding income tax made by Changyou in the second quarter, we also achieved a profit of US$51 million. For Sohu Media Portal and Video, we continued to focus on generating and distributing real-time and reliable news and premium content, and strengthened our competitiveness and credibility as a mainstream media platform. We consistently upgraded our live broadcasting technology, integrated it into the Sohu product matrix, and applied it widely to various content marketing events, which further enhanced the overall value of the Sohu Media Portal and Video. Benefitting from our continuous efforts, our brand advertising revenues reached the high -end of our previous guidance this quarter. For Changyou, thanks to the solid performance of some special servers for TLBB PC that launched during the quarter, the online games business performed well as revenue exceeded the high end of our prior guidance.”

[1]

On a constant currency (non-GAAP) basis, if the exchange rate in the fourth quarter of 2020 had been the same as it was in the fourth quarter of 2019, or RMB7.03=US$1.00, US$ total revenues in the fourth quarter of 2020 would have been US$239 million, or US$14 million less than GAAP total revenues, and up 27% year-over-year.

[2]

Following completion of the Changyou privatization, Changyou changed its policy for its PRC subsidiaries with respect to distribution of cash dividends. As a result, Changyou recognized an additional accrual of withholding income tax of US$88 million in the second quarter of 2020.

Fourth Quarter Financial Results

Revenues

Total revenues were US$253 million, up 34% year-over-year and 60% quarter-over-quarter.

Brand advertising revenues totaled US$42 million, flat year-over-year and up 2% quarter-over-quarter.

Online game revenues were US$196 million, up 49% year-over-year and 94% quarter-over-quarter. The year-over-year and quarter-over-quarter increases were mainly due to the successful launch of a number of special servers for TLBB PC that used a memorable early version of the game for content (“TLBB Vintage”).

Gross Margin

Both GAAP and non-GAAP3 gross margin was 79%, compared with 64% in the fourth quarter of 2019 and 66% in the third quarter of 2020.

Both GAAP and non-GAAP gross margin for the brand advertising business was 31%, flat with that of fourth quarter of 2019 and third quarter of 2020.

Both GAAP and non-GAAP gross margin for online games was 90%, compared with 75% in the fourth quarter of 2019 and 80% in the third quarter of 2020. The year-over-year increase in gross margin was mainly due to an increase in online game revenues, as well as a decrease in online game costs as a result of lower revenue-sharing payments related to TLBB Honor. The quarter-over-quarter increase in gross margin was mainly due to an increase in online game revenues, while costs remained relatively flat.

Operating Expenses

For the fourth quarter of 2020, GAAP operating expenses totaled US$133 million, up 13% year-over-year and 16% quarter-over-quarter. Non-GAAP operating expenses were US$132 million, up 15% year-over-year and 21% quarter-over-quarter. The year-over-year increase in operating expenses was mainly due to increases in Changyou’s licensing fees, as well as increases in marketing expenses. The quarter-over-quarter increase was mainly due to increases in marketing expenses.

Operating Profit/(Loss)

GAAP operating profit was US$67 million, compared with an operating profit of US$2 million in the fourth quarter of 2019 and an operating loss of US$11 million in the third quarter of 2020.

Non-GAAP operating profit was US$68 million, compared with an operating profit of US$6 million in the fourth quarter of 2019 and an operating loss of US$5 million in the third quarter of 2020.

Income Tax Expense/(Benefit)

GAAP income tax expense was US$21 million, compared with an income tax benefit of US$3 million in the fourth quarter of 2019 and income tax expense of US$11 million in the third quarter of 2020. Non-GAAP income tax expense was US$21 million, compared with an income tax benefit of US$6 million in the fourth quarter of 2019 and income tax expense of US$10 million in the third quarter of 2020. The income tax expense in the fourth quarter of 2020 and the income tax benefit in the fourth quarter of 2019 included one-time tax benefits of US$7 million and US$19 million, respectively, that were recognized as a result of some of Changyou’s subsidiaries having been granted preferential tax rates upon their receipt of Key National Software Enterprise status or Software Enterprise status.

Net Income/(Loss)

GAAP net income from continuing operations attributable to Sohu.com Limited was US$47 million, or net income of US$1.18 per fully-diluted ADS, compared with a net loss of US$29 million in the fourth quarter of 2019 and a net loss of US$15 million in the third quarter of 2020.

[3]

Non-GAAP results exclude share-based compensation expense; non-cash tax benefits from excess tax deductions related to share-based awards; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; an impairment charge recognized for investments unrelated to the Company’s core businesses; income/expense from an adjustment of contingent consideration previously recorded for acquisitions; and interest expense recognized in connection with the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “U.S. TCJA”). Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP net income from continuing operations attributable to Sohu.com Limited was US$53 million, or net income of US$1.33 per fully-diluted ADS, compared with a net loss of US$6 million in the fourth quarter of 2019 and a net loss of US$7 million in the third quarter of 2020.

Liquidity

As of December 31, 2020, cash and cash equivalents and short-term investments were US$318 million.

Fiscal Year 2020 Financial Results

Revenues

Total revenues were US$750 million, up 11% compared with 2019.

Brand advertising revenues were US$147 million, down 16% compared with 2019. The decrease was mainly due to the continuing negative impact of the COVID-19 outbreak in 2020.

Online game revenues were US$537 million, up 22% compared with 2019. The year-over-year increase was mainly due to the successful launch of TLBB Vintage during the fourth quarter of 2020.

Gross Margin

Both GAAP and non-GAAP gross margin was 71%, compared with 64% in 2019.

Both GAAP and non-GAAP gross margin for the brand advertising business was 28%, compared with 28% in 2019.

Both GAAP and non-GAAP gross margin for online games was 83%, compared with 80% in 2019.

Operating Expenses

For 2020, GAAP operating expenses totaled US$459 million, down 8% compared with 2019. Non-GAAP operating expenses were US$445 million, down 11% compared with 2019. The decrease in operating expenses was mainly due to decreased marketing expenses.

Operating Profit/(Loss)

GAAP operating profit was US$73 million, compared with an operating loss of US$71 million in 2019.

Non-GAAP operating profit was US$88 million, compared with an operating loss of US$69 million in 2019.

Income Tax Expense

GAAP income tax expense was US$133 million, compared with income tax expense of US$28 million in 2019. Non-GAAP income tax expense was US$127 million, compared with income tax expense of US$20 million in 2019. The income tax expense in 2020 included an additional accrual of withholding income tax of US$88 million recognized by Changyou in the second quarter of 2020, as Changyou changed its policy for its PRC subsidiaries with respect to distribution of cash dividends after the completion of the privatization of Changyou. The income tax expense in the fourth quarter of 2020 and the income tax benefit in the fourth quarter of 2019 included one-time tax benefits of US$7 million and US$19 million, respectively, that were recognized as a result of some of Changyou’s subsidiaries having been granted preferential tax rates upon their receipt of Key National Software Enterprise status or Software Enterprise status.

Net Income/(Loss)

GAAP net loss from continuing operations attributable to Sohu.com Limited was US$55 million, or US$1.40 loss per fully-diluted ADS. Non-GAAP net loss from continuing operations attributable to Sohu.com Limited was US$37 million, or US$0.94 loss per fully-diluted ADS.

Excluding the impact of the additional accrual of withholding income tax described above, GAAP net income from continuing operations attributable to Sohu.com Limited was US$33 million, or net income of US$0.82 per fully-diluted ADS, compared with a net loss of US$157 million in 2019; non-GAAP net income from continuing operations attributable to Sohu.com Limited was US$51 million, or net income of US$1.29 per fully-diluted ADS, compared with a net loss of US$128 million in 2019.

Supplementary Information for Changyou Results

Fourth Quarter 2020 Operating Results

•

For PC games, total average monthly active user accounts[4] (MAU) were 2.3 million, an increase of 5% year-over-year and 17% quarter-over-quarter. The year-over-year and quarter-over-quarter increases were mainly driven by the successful launch of TLBB Vintage during the quarter, partially offset by the termination of operation of Warframe. Total quarterly aggregate active paying accounts[5] (APA) were 0.9 million, a decrease of 6% year-over-year and 4% quarter-over-quarter. The decreases were mainly due to the termination of operation of Warframe.

•

For mobile games, total average MAU were 2.4 million, a decrease of 35% year-over-year and quarter-over-quarter. Total quarterly APA were 0.6 million, a decrease of 46% year-over-year and 7% quarter-over-quarter. The decreases in MAU and APA compared with the fourth quarter of 2019 reflected the natural declining life cycles of Changyou’s older games, including Legacy TLBB Mobile and TLBB Honor. Comparing with the third quarter of 2020, the decrease of MAU was mainly from Illusion Connect and the decrease of APA was mainly from TLBB Honor.

Fourth Quarter 2020 Unaudited Financial Results

Total revenues were US$199 million, an increase of 47% year-over-year and 91% quarter-over-quarter. Online game revenues were US$196 million, an increase of 49% year-over-year and 94% quarter-over-quarter. Online advertising revenues were US$3 million, a decrease of 23% year-over-year and 4% quarter-over-quarter.

GAAP and non-GAAP gross profit were both US$179 million, an increase of 78% year-over-year and 115% quarter-over-quarter.

GAAP operating expenses were US$68 million, an increase of 28% year-over-year and quarter-over-quarter. The year-over-year increase was mainly due to an increase in licensing fees. The quarter-over-quarter increase was mainly due to an increase in licensing fees, as well as an increase in marketing and promotional spending for online games.

Non-GAAP operating expenses were US$67 million, an increase of 32% year-over-year and 33% quarter-over-quarter.

GAAP operating profit was US$110 million, compared with an operating profit of US$47 million for the fourth quarter of 2019 and US$30 million for the third quarter of 2020.

Non-GAAP operating profit was US$112 million, compared with a non-GAAP operating profit of US$50 million for the fourth quarter of 2019 and US$33 million for the third quarter of 2020.

Fiscal Year 2020 Unaudited Financial Results

Total revenues were US$548 million, an increase of 20% year-over-year. Online game revenues were US$537 million, an increase of 22% year-over-year. Online advertising revenues were US$12 million, a decrease of 15% year-over-year.

GAAP gross profit was US$453 million, an increase of 26% year-over-year. Non-GAAP gross profit was US$454 million, an increase of 26% year-over-year.

GAAP operating expenses were US$228 million, an increase of 18% year-over-year. The year-over-year increase was mainly due to an increase in licensing fees, as well as an increase in share-based compensation expense as new share-based awards took effect in the fourth quarter of 2019.

Non-GAAP operating expenses were US$216 million, an increase of 13% year-over-year.

GAAP operating profit was US$226 million, compared with an operating profit of US$167 million for 2019.

Non-GAAP operating profit was US$238 million, compared with a non-GAAP operating profit of US$169 million for 2019.

[4]	Monthly active user accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[5]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

Business Outlook

For the first quarter of 2021, Sohu estimates:

•	Brand advertising revenues to be between US$27 million and US$32 million; this implies an annual increase of 5% to 25% and a sequential decrease of 23% to 35%.

•	Online game revenues to be between US$137 million and US$147 million; this implies an annual increase of 3% to 10% and a sequential decrease of 25% to 30%.

•

Non-GAAP net income from continuing operations attributable to Sohu.com Limited to be between US$5 million and US$15 million; and GAAP net income from continuing operations attributable to Sohu.com Limited to be between US$1 million and US$11 million.

For the first quarter 2021 guidance, the Company has adopted a presumed exchange rate of RMB6.54=US$1.00, as compared with the actual exchange rate of approximately RMB6.97=US$1.00 for the first quarter of 2020, and RMB6.63=US$1.00 for the fourth quarter of 2020.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty, particularly in view of the potential ongoing impact of the worldwide COVID-19 pandemic, which remains difficult to predict.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of the share-based awards, which consist mainly of share-based compensation expense and non-cash tax benefits from excess tax deductions related to share-based awards; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; an impairment charge recognized for investments unrelated to the Company’s core businesses; income/expense from an adjustment of contingent consideration previously recorded for acquisitions; and interest expense recognized in connection with the Toll Charge imposed by the U.S. TCJA. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; an impairment charge recognized for investments unrelated to the Company’s core businesses; non-cash tax benefits from excess tax deductions related to share-based awards; income/expense from an adjustment of contingent consideration previously recorded for acquisitions; and interest recognized in connection with the Toll Charge from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; impairment charge recognized for investments unrelated to the Company’s core businesses; non-cash tax benefits from excess tax deductions related to share-based awards; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; and interest expense recognized in connection with the Toll Charge cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, an impairment charge recognized for investments unrelated to the Company’s core businesses, non-cash tax benefits from excess tax deductions related to share-based awards, and income/expense from an adjustment of contingent consideration previously recorded for acquisitions does not involve subsequent cash outflow or is reflected in the cash flows at the equity transaction level, Sohu does not factor this impact in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, an impairment charge recognized for investments unrelated to the Company’s core businesses, non-cash tax benefits from excess tax deductions related to share-based awards, and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, and also excluded the interest expense recognized in connection with the Toll Charge.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards, and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the impact of share-based awards and non-cash tax benefits from excess tax deductions related to share-based awards has been and will continue to be a significant recurring expense in Sohu’s business for the foreseeable future, and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported US dollar results; recent slow-downs in the growth of the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in video content and that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales, online games and mobile services for its revenues; the impact of the U.S. TCJA; the effects of the COVID-19 virus on the economy in China in general and on Sohu’s business in particular; the possibility that the pending Sogou Share Purchase and the pending previously-announced merger of Sogou with a subsidiary of Tencent (the “Sogou Merger”) contemplated by an Agreement and Plan of Merger (the “Sogou Merger Agreement”) with direct and indirect wholly-owned subsidiaries of Tencent will not occur as planned if events arise that result in the termination of the Share Purchase Agreement and/or the Sogou Merger Agreement, or if one or more of the various closing conditions to the Sogou Share Purchase and/or the Sogou Merger, including without limitation anti-trust clearance of the Sogou Share Purchase under PRC law, are not satisfied or waived. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2019, and other filings with and information furnished to the Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 7:30 a.m. U.S. Eastern Time, February 4, 2021 (8:30 p.m. Beijing/Hong Kong time, February 4, 2021) following the quarterly results announcement. Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/9366048. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly. Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call at 10:30 a.m. Eastern Time February 4 through February 11, 2021. The dial-in details for the telephone replay are:

International:	+1-646-254-3697
Passcode:	9366048

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s Website at http://investors.sohu.com/.

About Sohu.com

Sohu.com Limited (NASDAQ: SOHU) is China’s premier online brand and indispensable to the daily life of millions of Chinese, providing a network of web properties and community based/web 2.0 products which offer the vast Sohu user community a broad array of choices regarding information, entertainment and communication. Sohu has built one of the most comprehensive matrices of Chinese language web properties and proprietary search engines, consisting of the mass portal and leading online media destination www.sohu.com; interactive search engine www.sogou.com; developer and operator of online games www.changyou.com/en/ and online video website tv.sohu.com.

Sohu’s corporate services consist of online brand advertising on Sohu’s matrix of websites as well as bid listing and home page on its in-house developed search directory and engine. Sohu also provides multiple news and information services on mobile platforms, including Sohu News App and the mobile news portal m.sohu.com. Sohu’s online game subsidiary Changyou develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a game information portal in China. Sohu’s online search subsidiary Sogou (NYSE: SOGO) has grown to become the second largest search engine by mobile queries in China. It also owns and operates Sogou Input Method, the largest Chinese language input software. Sohu, established by Dr. Charles Zhang, one of China’s internet pioneers, is in its twenty-fifth year of operation.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang
Sohu.com Limited
Tel:	+86 (10) 6272-6645
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen
Tel:	+1 (480) 614-3004
E-mail:	lbergkamp@christensenir.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2020	Sep. 30, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Revenues:
Brand advertising	$41,810	$41,094	$41,640	$146,526	$175,056
Online games	196,063	101,324	131,689	536,684	440,902
Others	15,362	15,476	15,376	66,680	57,845

Total revenues	253,235	157,894	188,705	749,890	673,803

Cost of revenues:
Brand advertising (includes share-based compensation expense of $-59, $240, $2, $177, and $22, respectively)	28,836	28,459	28,677	105,604	126,406
Online games (includes share-based compensation expense of $79, $151, $137, $543,and $120, respectively)	19,154	20,024	33,181	91,526	88,992
Others	5,086	5,075	6,928	20,307	28,249

Total cost of revenues	53,076	53,558	68,786	217,437	243,647

Gross profit	200,159	104,336	119,919	532,453	430,156
Operating expenses:
Product development (includes share-based compensation expense of $966, $2,469, $1,992, $7,326, and $1,365, respectively)	65,671	59,532	58,316	241,941	234,852
Sales and marketing (includes share-based compensation expense of $-95, $496, $1, $458, and $-327, respectively)	51,945	40,250	43,789	159,787	204,665
General and administrative (includes share-based compensation expense of $459, $2,516, $1,135, $5,976,and $1,170, respectively)	15,696	15,176	15,475	57,354	54,591
Goodwill impairment and impairment of intangibles via acquisitions of businesses	—	—	—	—	7,245

Total operating expenses	133,312	114,958	117,580	459,082	501,353

Operating profit/(loss)	66,847	(10,622)	2,339	73,371	(71,197)
Other income/(expense), net	1,738	7,859	(12,563)	25,993	7,963
Interest income	2,670	1,933	969	7,369	6,103
Interest expense	(1,176)	(1,352)	(2,501)	(6,234)	(14,370)
Exchange difference	(2,080)	(2,043)	(785)	(3,800)	1,430

Income/(loss) before income tax expense	67,999	(4,225)	(12,541)	96,699	(70,071)
Income tax expense/(benefit)	21,416	11,082	(2,908)	133,226	28,428
Net income/(loss) from continuing operations	46,583	(15,307)	(9,633)	(36,527)	(98,499)

Net income/(loss) from discontinued operations, net of tax[6]	(9,212)	(42,181)	34,989	(91,793)	55,108

Net income/(loss)	37,371	(57,488)	25,356	(128,320)	(43,391)

Less: Net income/(loss) from continuing operations attributable to the noncontrolling interest shareholders	2	(50)	19,429	18,448	58,223

Less: Net income/(loss) from discontinued operations attributable to the noncontrolling interest shareholders	(6,119)	(27,874)	23,022	(60,656)	47,722

Net income/(loss) from continuing operations attributable to Sohu.com Limited	46,581	(15,257)	(29,062)	(54,975)	(156,722)

Net income/(loss) from discontinued operations attributable to Sohu.com Limited	(3,093)	(14,307)	11,967	(31,137)	7,386

Net income/(loss) attributable to Sohu.com Limited	43,488	(29,564)	(17,095)	(86,112)	(149,336)

Basic net income/(loss) from continuing operations per ADS attributable to Sohu.com Limited	$1.18	$(0.39)	$(0.74)	$(1.39)	$(3.99)

Basic net income/(loss) from discontinued operations per ADS attributable to Sohu.com Limited	$(0.08)	$(0.36)	$0.30	$(0.79)	$0.19

Basic net income/(loss) per ADS attributable to Sohu.com Limited	$1.10	$(0.75)	$(0.44)	$(2.18)	$(3.80)

ADS used in computing basic net income/(loss) per ADS attributable to Sohu.com Limited	39,508	39,286	39,263	39,452	39,249

Diluted net income/(loss) from continuing operations per ADS attributable to Sohu.com Limited	$1.18	$(0.39)	$(0.75)	$(1.40)	$(4.01)

Diluted net income/(loss) from discontinued operations per ADS attributable to Sohu.com Limited	$(0.08)	$(0.36)	$0.30	$(0.79)	$0.18

Diluted net income/(loss) per ADS attributable to Sohu.com Limited	$1.10	$(0.75)	$(0.45)	$(2.19)	$(3.83)

ADS used in computing diluted net income/(loss) per ADS attributable to Sohu.com Limited	39,508	39,286	39,263	39,452	39,249

[6]

On September 29, 2020, the Company entered into a Share Purchase Agreement with Tencent’s subsidiary TitanSupernova Limited (“Parent”), pursuant to which the Company’s wholly-owned subsidiary Sohu.com (Search) Limited agreed to sell all of the Sogou Class A ordinary shares and Sogou Class B ordinary shares owned by it to Parent at a purchase price of $9.00 per share. In view of the Share Purchase Agreement, the results of operations for Sogou have been excluded from the Company’s results from continuing operations in the condensed consolidated statements of operations for the third quarter and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Unless indicated otherwise, results presented are related to continuing operations only.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Dec. 31, 2020	As of Dec. 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$217,057	$162,662
Restricted cash[7]	330,791	3,290
Short-term investments	100,745	321,483
Account receivables, net	87,521	126,081
Prepaid and other current assets	106,590	97,531
Held for sale assets (current) [8]	1,412,168	1,304,621

Total current assets	2,254,872	2,015,668

Long-term investments, net	31,634	30,987
Fixed assets, net	337,674	337,682
Goodwill	48,434	47,390
Intangible assets, net	4,842	9,922
Restricted time deposits	101,519	240
Prepaid non-current assets	1,006	1,882
Other assets	42,140	30,413
Held for sale assets (non-current) [8]	—	217,680

Total assets	$2,822,121	$2,691,864

LIABILITIES
Current liabilities:
Accounts payable	$107,611	$121,318
Accrued liabilities	157,513	157,861
Receipts in advance and deferred revenue	52,055	50,321
Accrued salary and benefits	100,826	86,666
Taxes payable	28,006	25,997
Short-term bank loans[7]	315,550	114,528
Other short-term liabilities	106,171	91,065
Held for sale liabilities (current)[8]	416,998	453,111

Total current liabilities	$1,284,730	$1,100,867

Long-term accounts payable	3,202	767
Long-term bank loans	92,000	—
Long-term tax liabilities[9]	406,353	277,544
Other long-term liabilities	3,855	83
Held for sale liabilities (non-current) [8]	—	5,686

Total long-term liabilities	$505,410	$284,080

Total liabilities	$1,790,140	$1,384,947

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	347,369	428,454
Noncontrolling interest	684,612	878,463

Total shareholders’ equity	$1,031,981	$1,306,917

Total liabilities and shareholders’ equity	$2,822,121	$2,691,864

[7]

In December 2020, to roll over matured offshore financing facilities, Changyou entered into a bank loan agreement pursuant to which it has drawn down U.S. dollar-denominated loans in the aggregate amount of US$216 million that are secured by current restricted time deposits of RMB1.4 billion (approximately US$215 million), as well as a mortgage on a building owned by Sohu. All of the loans carry a floating rate of interest based on the LIBOR. All of the loans are due to be repaid, and accordingly the restricted time deposits released, in 2021.

[8]

On September 29, 2020, the Company has entered into a Share Purchase Agreement with Tencent’s subsidiary TitanSupernova Limited (“Parent”), pursuant to which the Company’s wholly-owned subsidiary Sohu.com (Search) Limited has agreed to sell all of the Sogou Class A ordinary share and Sogou Class B ordinary shares owned by it to Parent at a purchase price of $9.00 per share. Sogou related assets and liabilities were classified as assets/liabilities held for sale.

[9]

Following completion of the Changyou privatization, Changyou changed its policy for its PRC subsidiaries with respect to distribution of cash dividends. As a result, Changyou recognized an additional accrual of withholding income tax of US$88 million in the second quarter of 2020.

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Dec. 31, 2020				Three Months Ended Sep. 30, 2020				Three Months Ended Dec. 31, 2019
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
		(59	) (a)			240	(a)			2	(a)

Brand advertising gross profit	$12,974	$(59)		$12,915	$12,635	$240		$12,875	$12,963	$2		$12,965

Brand advertising gross margin	31%			31%	31%			31%	31%			31%

		79	(a)			151	(a)			137	(a)

Online games gross profit	$176,909	$79		$176,988	$81,300	$151		$81,451	$98,508	$137		$98,645

Online games gross margin	90%			90%	80%			80%	75%			75%

		—	(a)			—	(a)			—	(a)

Others gross profit	$10,276	$—		$10,276	$10,401	$—		$10,401	$8,448	$—		$8,448

Others gross margin	67%			67%	67%			67%	55%			55%

		20	(a)			391	(a)			139	(a)

Gross profit	$200,159	$20		$200,179	$104,336	$391		$104,727	$119,919	$139		$120,058

Gross margin	79%			79%	66%			66%	64%			64%

Operating expenses	$133,312	$(1,330	) (a)	$131,982	$114,958	$(5,481	) (a)	$109,477	$117,580	$(3,128	) (a)	$114,452

		1,350	(a)			5,872	(a)			3,267	(a)

Operating profit/(loss)	$66,847	$1,350		$68,197	$(10,622)	$5,872		$(4,750)	$2,339	$3,267		$5,606

Operating margin	26%			27%	-7%			-3%	1%			3%

Income tax expense/(benefit)	$21,416	$(8	) (c,d)	$21,408	$11,082	$(642	) (c,d)	$10,440	$(2,908)	$(2,737	) (c,d)	$(5,645)

		1,350	(a)			5,872	(a)			3,267	(a)
		3,547	(c)			1,587	(c)			(2,490	) (c)
		1,190	(d)			1,171	(d)			1,907	(d)
		—	(e)			—	(e)			23,154	(e)

Net income/(loss) before non-controlling interest	$46,583	$6,087		$52,670	$(15,307)	$8,630		$(6,677)	$(9,633)	$25,838		$16,205

		1,350	(a)			5,872	(a)			3,267	(a)
		—	(b)			—	(b)			(2,688	) (b)
		3,547	(c)			1,587	(c)			(2,490	) (c)
		1,190	(d)			1,171	(d)			1,907	(d)
		—	(e)			—	(e)			23,154	(e)

Net income/(loss) from continuing operations attributable to Sohu.com Limited for diluted net loss per ADS	$46,581	$6,087		$52,668	$(15,257)	$8,630		$(6,627)	$(29,299)	$23,150		$(6,149)

Net income/(loss) from discontinued operations attributable to Sohu.com Limited for diluted net loss per ADS [10]	$(3,093)	$425		$(2,668)	$(14,307)	$1,462		$(12,845)	$11,686	$1,309		$12,995

Net income/( loss) attributable to Sohu.com Limited for diluted net loss per ADS	$43,488	$6,512		$50,000	$(29,564)	$10,092		$(19,472)	$(17,613)	$24,459		$6,846

Diluted net income/(loss) from continuing operations per ADS attributable to Sohu.com Limited	$1.18			$1.33	$(0.39)			$(0.17)	$(0.75)			$(0.16)

Diluted net income/(loss) from discontinued operations per ADS attributable to Sohu.com Limited	$(0.08)			$(0.06)	$(0.36)			$(0.33)	$0.30			$0.33

Diluted net income/(loss) per ADS attributable to Sohu.com Limited	$1.10			$1.27	$(0.75)			$(0.50)	$(0.45)			$0.17

Shares used in computing diluted net income/(loss) per ADS attributable to Sohu.com Limited	39,508			39,508	39,286			39,286	39,263			39,396

Note:

(a)	To eliminate the impact of share-based awards as measured using the fair value method. This adjustment does not have an impact on income tax expense.
(b)	To adjust Sohu’s economic interests in Changyou attributable to the above non-GAAP adjustments. This adjustment does not have an impact on income tax expense.
(c)	To adjust for a change in the fair value of the Company’s investment in Hylink and the income tax effect.

(d)	To adjust for the effect of the U.S. TCJA.
(e)	To adjust for the one-time impairment charge recognized for an investment unrelated to the Company’s core businesses.
[10]

On September 29, 2020, the Company entered into a Share Purchase Agreement with Tencent’s subsidiary TitanSupernova Limited (“Parent”), pursuant to which the Company’s wholly-owned subsidiary Sohu.com (Search) Limited has agreed to sell all of the Sogou Class A ordinary share and Sogou Class B ordinary shares owned by it to Parent at a purchase price of $9.00 per share. In view of the Share Purchase Agreement, the results of operations for Sogou have been excluded from the Company’s results from continuing operations in the condensed consolidated statements of operations for the third quarter and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Unless indicated otherwise, results presented are related to continuing operations only.

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Twelve Months Ended Dec. 31, 2020				Twelve Months Ended Dec. 31, 2019
	GAAP	Non-GAAP Adjustments $		Non- GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
		177	(a)			22	(a)

Brand advertising gross profit	$40,922	$177		$41,099	$48,650	$22		$48,672

Brand advertising gross margin	28%			28%	28%			28%

		543	(a)			120	(a)

Online games gross profit	$445,158	$543		$445,701	$351,910	$120		$352,030

Online games gross margin	83%			83%	80%			80%

		—	(a)			—	(a)

Others gross profit	$46,373	$—		$46,373	$29,596	$—		$29,596

Others gross margin	70%			70%	51%			51%

		720	(a)			142	(a)

Gross profit	$532,453	$720		$533,173	$430,156	$142		$430,298

Gross margin	71%			71%	64%			64%

Operating expenses	$459,082	$(13,760	) (a)	$445,322	$501,353	$(2,208	) (a)	$499,145

		14,480	(a)			2,350	(a)

Operating profit/(loss)	$73,371	$14,480		$87,851	$(71,197)	$2,350		$(68,847)

Operating margin	10%			12%	-11%			-10%

Income tax expense[11]	$133,226	$(5,985	) (c,d)	$127,241	$28,428	$(8,549	) (c,d)	$19,879

		14,480	(a)			2,350	(a)
		660	(c)			(1,992	) (c)
		6,205	(d)			7,887	(d)
		—	(e)			23,154	(e)

Net loss before non-controlling interest	(36,527)	21,345		(15,182)	(98,499)	31,399		(67,100)

		14,480	(a)			2,350	(a)
		(2,868	) (b)			(2,069	) (b)
		660	(c)			(1,992	) (c)
		6,205	(d)			7,887	(d)
		—	(e)			23,154	(e)

Net loss from continuing operations attributable to Sohu.com Limited for diluted net loss per ADS	$(55,365)	$18,477		$(36,888)	$(157,282)	$29,330		$(127,952)

Net income/(loss) from discontinued operations attributable to Sohu.com Limited for diluted net loss per ADS [12]	$(31,139)	3,048		$(28,091)	$6,833	5,159		$11,992

Net loss attributable to Sohu.com Limited for diluted net loss per ADS	$(86,504)	21,525		$(64,979)	$(150,449)	34,489		$(115,960)

Diluted net loss from continuing operations per ADS attributable to Sohu.com Limited	$(1.40)			$(0.94)	$(4.01)			$(3.26)

Diluted net income/ (loss) from discontinued operations per ADS attributable to Sohu.com Limited	$(0.79)			$(0.71)	$0.18			$0.31

Diluted net loss per ADS attributable to Sohu.com Limited.	$(2.19)			$(1.65)	$(3.83)			$(2.95)

ADS used in computing diluted net income/(loss) per ADS attributable to Sohu.com Limited	39,452			39,452	39,249			39,249

Note:

(a)	To eliminate the impact of share-based awards as measured using the fair value method. This adjustment does not have an impact on income tax expense.
(b)	To adjust Sohu’s economic interests in Changyou attributable to the above non-GAAP adjustments. This adjustment does not have an impact on income tax expense.
(c)	To adjust for a change in the fair value of the Company’s investment in Hylink and the income tax effect.
(d)	To adjust for the effect of the U.S. TCJA.
(e)	To adjust for the one-time impairment charge recognized for an investment unrelated to the Company’s core businesses.

[11]

Following completion of the Changyou privatization, Changyou changed its policy for its PRC subsidiaries with respect to distribution of cash dividends. As a result, Changyou recognized an additional accrual of withholding income tax of US$88 million in the second quarter of 2020.

[12]

On September 29, 2020, the Company entered into a Share Purchase Agreement with Tencent’s subsidiary TitanSupernova Limited (“Parent”), pursuant to which the Company’s wholly-owned subsidiary Sohu.com (Search) Limited has agreed to sell all of the Sogou Class A ordinary share and Sogou Class B ordinary shares owned by it to Parent at a purchase price of $9.00 per share. In view of the Share Purchase Agreement, the results of operations for Sogou have been excluded from the Company’s results from continuing operations in the condensed consolidated statements of operations for the third quarter and are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Unless indicated otherwise, results presented are related to continuing operations only.